EQUITY DERIVATIVES STRUCTURING	Filed pursuant to Rule 433 Registrations Statement No. 333-158199-10 December 15, 2010

VelocitySharesTM VIX ETN

Frequently Asked Questions

Equity Derivatives Structuring

1.

What are the VelocityShares VIX ETNs?
The VelocityShares VIX Exchange Traded Notes (ETNs) are issued by Credit Suisse AG (“Credit Suisse”) acting through its Nassau branch. The ETNs are senior, unsecured obligations of the issuer which are designed to provide traders with sophisticated tools for executing their trading strategies. The ETNs enable investors to gain exposure to the relevant underlying minus the investor fee.

2.

What are the investment objectives of the ETNs?
Each ETN is linked to either the S&P 500 VIX Short- Term Futures Index or the S&P 500 Mid-Term Futures Index (each, an “underlying index”) as described in the applicable pricing supplement. Each underlying index is designed to provide investors with exposure to one or more maturities of futures contracts on the Chicago Board Options Exchange (CBOE) SPX Volatility Index (the VIX®). The performance of the ETNs will be linked to the daily performance of the relevant underlying index times the relevant leverage amount minus the investor fee.

3.

Does this product match/replicate a direct position in the VIX®?
No. The ETNs are not linked to the VIX®. Each ETN is linked to the applicable S&P 500 VIX Futures™ Index as described in the applicable pricing supplement.

4.

How is the return calculated? Does the product use put and call option pricing similar to the VIX®?
The return on the ETNs will be based on the daily performance of either The S&P 500 VIX Short-Term Futures™ Index or The S&P 500 VIX Mid-Term Futures™ Index less a fee. The underlying indices are futures based and do not use put and call option pricing to determine implied volatility.

5.

Where can I find additional information about the underlying VIX indices?
The ETNs are linked to either The S&P 500 VIX Short- Term Futures™ Index or The S&P 500 VIX Mid-Term Futures™ Index. The underlying indices were created by Standard and Poor’s Financial Services, LLC. For additional information, please refer to “The Indices” section in the applicable pricing supplement.

6.

What is the S&P 500 VIX Short-Term FuturesTM Index?
The S&P 500 VIX Short-Term FuturesTM Index offers exposure to a daily rolling long position in the first and second month VIX futures contracts. The index rolls continuously throughout each month from the first month VIX futures contract into the second month VIX futures contract to maintain a constant weighted maturity of 1 month.

7.

What is the S&P 500 VIX Mid-Term FuturesTM Index?
The S&P 500 VIX Mid-Term FuturesTM Index offers exposure to a daily rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts. The index rolls continuously throughout each month from the fourth month VIX futures contract into the seventh month VIX futures month contract while maintaining positions in the fifth and sixth month VIX futures contracts to maintain a constant weighted maturity of 5 months.

8.

What affects the return of the S&P 500 VIX FuturesTM Indices?
The return of the S&P 500 VIX FuturesTM Indices consists of the return of the underlying price of the VIX futures and the “roll yield” from selling near- dated and buying further-dated VIX futures contracts.

9.

Do the ETNs reset?
Yes. For each of the ETNs the leveraged exposure, as a function of the closing Indicative Value, is fixed each night and does not change intraday as the level of the applicable underlying index moves. This process is detailed in the applicable pricing supplement within the Risk Factors section under “Intraday purchase risk for Inverse ETNs or 2x Long ETNs.”

10.

Do the ETNs seek to achieve their Leverage Amount for periods longer than one day?
No. The ETNs do not attempt to, and should not be expected to, provide returns which achieve the stated Leverage Amount for holding periods other than a single day.

EQUITY DERIVATIVES STRUCTURING

11.

What type of investor is an appropriate candidate for the ETNs?
The ETNs, and in particular the 2x long ETNs, are intended to be trading tools for sophisticated investors to manage daily trading risks. The ETNs are riskier than securities that have intermediate or long-term investment objectives, and may not be suitable for investors who plan to hold them for longer than one day. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in volatility indices and seeking inverse or leveraged investment results, as applicable. Investors should actively and frequently monitor their investment in the ETNs, even intra-day.

12.

What is the Daily Investor Fee?
The Daily Investor Fee is 0.89% per annum for each of the Long ETNs (Bloomberg tickers “VIIX” and “VIIZ”), 1.35% per annum for each of the Inverse ETNs (Bloomberg tickers “TVIX” and “TVIZ”), and 1.65% per annum for each of the 2x Long ETNs (Bloomberg tickers “XIV” and “ZIV”). These fees are described more fully in the applicable pricing supplement.

13.

How can I track the value of my ETN?
The Intraday Indicative Value (an approximation of the intrinsic value) of the ETN is calculated and disseminated over the Consolidated Tape and/or other major market data vendors every 15 seconds. See Exhibit 1.

Exhibit 1: Bloomberg Tickers for Intraday Indicative Values

Bloomberg Ticker for
Product	Intraday Indicative Value
VIIX	VIIXIV
VIIZ	VIIZIV
XIV	XIVIV
ZIV	ZIVIV
TVIX	TVIXIV
TVIZ	TVIZIV
Source: Credit Suisse

EQUITY DERIVATIVES STRUCTURING

VelocitySharesTM VIX ETNs

	VIIX	VIIZ	XIV	ZIV	TVIX	TVIZ
Product Type	ETN	ETN	ETN	ETN	ETN	ETN
Issuer	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG
Product Name	VelocityShares VIX Short-Term ETN	VelocityShares VIX Medium-Term ETN	VelocityShares Daily Inverse VIX Short-Term ETN	VelocityShares Daily Inverse VIX Medium-Term ETN	VelocityShares Daily 2x VIX Short-Term ETN	VelocityShares Daily 2x VIX Medium-Term ETN
Bloomberg Ticker	VIIX Equity	VIIZ Equity	XIV Equity	ZIV Equity	TVIX Equity	TVIZ Equity
Underlying Index	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)
Leverage	1x Daily	1x Daily	1x Daily Inverse	1x Daily Inverse	2x Daily	2x Daily
Avg. duration of contracts included in the applicable Underlying Index	1 Month	5 Months	1 Month	5 Months	1 Month	5 Months
Investor Fee	89bps p.a.	89bps p.a.	135bps p.a.	135bps p.a.	165bps p.a.	165bps p.a.
Listing Date	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010
Primary Exchange	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca

Certain Risks Associated with the ETNs

  The ETNs are not principal protected. You may lose all or a significant part of your investment in the ETNs if the applicable underlying index decreases (or increases in the case of the inverse ETNs) or does not increase (or decrease in the case of the inverse ETNs) by an amount sufficient to offset the applicable fees and charges

  The ETNs and payment of any amount due on the ETNs are subject to the credit risk of Credit Suisse. The payment of any amount due on ETNs is subject to the ability of Credit Suisse to pay its obligations as they become due

  The ETNs are intended to be trading tools for sophisticated investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in a volatility index and of seeking leveraged investment results

  The ETNs may be redeemed at the investor’s option subject to certain restrictions described in the prospectus such as a minimum number of ETNs required for redemption and redemption being limited to certain dates. Redemption prior to maturity may result in the imposition of a charge that would reduce the amount an investor receives to less than the full amount of the Closing Indicative Value

  The return at maturity, upon repurchase or early redemption will be reduced by the fees and charges associated with the ETN

  The ETNs are not linked to the VIX®

  The ETNs are only suitable for a very short investment horizon and are designed to obtain their stated investment objectives on a daily basis

  Daily rebalancing will impair the performance of the 2x Long and Inverse ETNs if the underling index experiences volatility

  If you hold your ETN as a long term investment, it is likely that you will lose all or a substantial portion of your investment

  The issuer has the right to call your ETNs

  The market price of your ETNs may be influenced by many unpredictable factors

  Although the ETNs are listed on NYSE Arca, a trading market for your ETNs may not develop

  Because the 2x Long ETNs are linked to the daily performance of the applicable underlying Index and include leveraged exposure, changes in the market price of the underlying futures will have a greater likelihood of causing such ETNs to be worth zero than if such ETNs were not linked to the leveraged return of the applicable underlying Index

  The ETNs are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction

The risks set forth in the section above entitled “Certain Risks Associated with the ETNs” on this page are only intended as summaries of some of the risks relating to an investment in the ETNs. Prior to investing in the ETNs, you should, in particular, review the “Risks Factors” section in the applicable pricing supplement, which set forth risks related to an investment in the ETNs.

EQUITY DERIVATIVES STRUCTURING

Contacts

Credit Suisse Equity Derivatives Strategy and Structuring

Grace Koo	Edward K. Tom	Chan Ahn
Head, Equity Product Strategies	Head, Equity Derivatives Strategy	Head, Equity Derivatives Structuring
+1 212 325 4755	+1 212 325 3584	+1 212 325 4510
grace.koo@credit-suisse.com	ed.tom@credit-suisse.com	chan.ahn@credit-suisse.com

Credit Suisse Derivatives Sales

Tim Scanlon	Michael Clark
Head, Equity Derivatives Sales	Head, Structured Retail Products
+1 212 325 4755	+1 212 325 5909
tim.scanlon@credit-suisse.com	michael.g.clark@credit-suisse.com

Credit Suisse Derivatives Trading

James Masserio	Robert Sowler
Co-Head, Equity Derivatives Trading	Co-Head, Equity Derivatives Trading
+1 212 325 5988	+1 212 325 7281
james.masserio@credit-suisse.com	robert.sowler@credit-suisse.com

Important Considerations:

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 25, 2009, prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet or pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 800-221-1037.

“VelocityShares” and the VelocityShares logo are registered trademarks of VelocityShares Index & Calculation Services, a division of VelocityShares, LLC.

VelocityShares does not warrant the accuracy of the information provided for any particular purpose and expressly disclaims all liability relating to the information, including implied warranties of merchantability or fitness for a particular purpose.

Although the information provided to you is obtained or compiled from sources we believe to be reliable, VelocityShares cannot and does not guarantee the accuracy, validity, timeliness or completeness of any information or data made available to you. VelocityShares does not undertake to advise you of changes in information or other materials contained herein, VelocityShares shall not be liable for any direct or indirect, special, incidental or consequential damages that result from inconvenience, delay or loss of use of this information.

“Standard & Poor’s”, “S&P”, “S&P 500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. These marks have been licensed for use by Credit Suisse Securities. The Product(s) is/are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor's makes no representation regarding the advisability of investing in the Product(s).

The Product(s) is/are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the S&P Indices to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P Indices which is determined, composed and calculated by S&P without regard to the Licensee or the Product(s). S&P has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the S&P Indices.

S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued, or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product(s).“

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FORGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated
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